UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.
The Financial Review 4Q07 and the Financial Statements 4Q07 referenced in this report each contain financial information for the year ended December 31, 2007. Our independent registered public accounting firm has not completed its audit of our financial statements for the year ended December 31, 2007 and we have not finalized our Annual Report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected income statement information

in	4Q07	4Q06	% change	2007	2006	% change

Statements of income (CHF million)

Net revenues	8,821	10,298	(14)	38,480	36,612	5

Provision for credit losses	195	(23)	–	227	(97)	–

Compensation and benefits	3,414	3,968	(14)	15,648	15,132	3

General and administrative expenses	1,900	1,913	(1)	6,864	6,654	3

Commission expenses	638	565	13	2,391	2,122	13

Total other operating expenses	2,538	2,478	2	9,255	8,776	5

Total operating expenses	5,952	6,446	(8)	24,903	23,908	4

Income from continuing operations before taxes, minority interests and extraordinary items	2,674	3,875	(31)	13,350	12,801	4

Income tax expense	(16)	854	–	1,234	2,137	(42)

Minority interests	1,958	928	111	5,119	3,620	41

Income from continuing operations before extraordinary items	732	2,093	(65)	6,997	7,044	(1)

Extraordinary items, net of tax	0	0	–	0	(24)	100

Net income	732	2,093	(65)	6,997	7,020	0

Selected balance sheet information

end of	4Q07	4Q06	% change

Balance sheet statistics (CHF million)

Total assets	1,334,780	1,226,764	9

Share capital	4,400	4,400	0

For additional information on the condensed consolidated statements of income for the three months and year ended December 31, 2007 and 2006, the condensed consolidated balance sheets as of December 31, 2007 and 2006, and the condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2006, please refer to “Note 22 – Subsidiary guarantee information” in the Notes to the condensed consolidated financial statements in the Group’s financial statements for the fourth quarter of 2007 (Credit Suisse Financial Statements 4Q07), which were filed with the SEC on February 12, 2008. For a detailed description of factors that affect the results of operations of the Bank, please refer to “Item 5 – Operating and financial review and prospects – Overview – Factors affecting results of operations” in the Group’s 2006 20-F.

BIS statistics

end of	4Q07	4Q06	% change

Capital (CHF million)

Tier 1 capital	33,035	26,600	24

of which non-cumulative perpetual preferred securities and capital notes	3,514	1,065	230

Total BIS regulatory capital	45,099	38,441	17

Capital ratios (%)

Tier 1 ratio	11.3	11.4	–

Total BIS regulatory capital ratio	15.4	16.5	–

Information on the Company
The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in “Item 4 –Information on the company” in the Group’s 2006 20-F. Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s condensed consolidated balance sheets and statements of income. In 2007 these related principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now. Prior to 2007, BANK-now was a subsidiary of the Bank and accordingly its results of operations through December 31, 2006 were included in the Bank’s consolidated statements of income. The results of operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s consolidated statements of income.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu[1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now[2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheets and statements of income. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

Comparison of consolidated statements of income

		Bank		Group

in	4Q07	4Q06	4Q07	4Q06

Statements of income (CHF million)

Net revenues	8,821	10,298	9,413	10,814

Total operating expenses	5,952	6,446	6,184	6,520

Income from continuing operations before taxes, minority interests and extraordinary items	2,674	3,875	3,026	4,314

Income from continuing operations before extraordinary items	732	2,093	1,329	2,599

Comparison of consolidated statements of income

		Bank		Group

in	2007	2006	2007	2006

Statements of income (CHF million)

Net revenues	38,480	36,612	40,912	38,603

Total operating expenses	24,903	23,908	25,747	24,414

Income from continuing operations before taxes, minority interests and extraordinary items	13,350	12,801	14,925	14,300

Income from continuing operations before extraordinary items	6,997	7,044	8,549	8,281

Comparison of consolidated balance sheets

		Bank		Group

end of	4Q07	4Q06	4Q07	4Q06

Balance sheet statistics (CHF million)

Total assets	1,334,780	1,226,764	1,361,718	1,255,956

Total liabilities	1,302,770	1,200,719	1,317,738	1,212,370

Operating and financial review and prospects
The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of the Group. The Bank operates through the same operating segments as the Group and these segment results are included in Core Results. These are described in Core Results in the Group’s fourth quarter 2007 Financial Review (Credit Suisse Financial Review 4Q07), which was filed with the SEC on February 12, 2008 on Form 6-K.

Legal proceedings
The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Bank’s financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Information on the Bank’s legal proceedings is set forth in “Note 23 – Litigation” in the Notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 4Q07.

Mortgage-related matters
Credit Suisse Securities (USA) LLC (CSS LLC) and certain of its affiliates have received subpoenas and requests for information from certain regulators regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such inquiries and requests. CSS LLC and certain of its affiliates have also been named as defendants in various civil litigation matters related to the residential mortgage business, including a purported class action related to CSS LLC's role as an underwriter of certain offerings of mortgage pass-through certificates for a subsidiary of Countrywide Financial Corp., and an action filed by the City of Cleveland against numerous financial institutions, including CSS LLC, alleging that the defendants' activities in connection with securitizations of subprime mortgages created a "public nuisance" in the City of Cleveland.

Quantitative disclosure about market risk
Information on market risk and other information relating to the Bank’s risk management (including its segments) are included in “Risk management” in the Credit Suisse Financial Review 4Q07.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: February 12, 2008

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer